September 15, 2006

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    PDI, Inc.
    Form 10-K for the year ended December 31, 2005
Filed March 17, 2006
File No. 0-24249

Dear Ms. Van Doorn:

On behalf of PDI, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 28, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”).

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K

Item 9A Controls and Procedures

(a) Disclosure Controls and Procedures, page 36

1.
The indication is that the company has determined that its disclosure controls and procedures were sufficiently effective. Please clarify to us whether the conclusion was that the disclosure controls and procedures were effective as indicated in Item 307 of Regulation S-K.

Response:

The Company confirms that as of the end of the period covered by its Annual Report on Form 10-K for the year ended December 31, 2005, an evaluation was carried out under the supervision and with the participation of the Company’s management, including our Interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended

(the “Act”). Based upon this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports it filed under the Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms; and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The CEO and CFO are principally responsible for establishing and maintaining disclosure controls and procedures as defined in the Act and internal control as defined in the Act over financial reporting for the Company

Notes to Consolidated Financial Statements
Note 1 Nature of Business and Significant Accounting Policies
Revenue Recognition and Associated Costs. page F-8

2.	In future filings, in a separate note please disclose the dollar amount of each of the components of program expenses.

Response:

The financial statements and related disclosures in our Form 10-K were prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). Regulation S-X Rule 5-03.2 also requires separate disclosure of “the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues.” Additionally, Rule 5-03 states that “if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner.” As required, the Company separately discloses revenue from services and products and related cost of services (program expenses) and cost of goods sold, respectively. There are no other classes of revenue in excess of 10%. The Company believes that additional disclosure of the components of cost of services is not a requirement under GAAP or SEC regulations.

In future filings, to avoid any confusion, the Company will label costs and expenses applicable to revenues from services as “cost of services” rather than “program expenses”.

Note 5 Goodwill and Other Intangible Assets. page F-17

3.
We note the termination of a material contract with AstraZeneca for services on February 10, 2006. Please tell us if any portion of the customer relationships intangible asset relates to AstraZeneca and if so how this development affected your impairment assessment and consideration of the appropriateness of the useful lives assigned to customer relationships in 2006.

Response:

The termination of the contract sales force arrangement with AstraZeneca will affect operating results in our sales services segment only. The customer relationships intangible asset resulted from the acquisition of Pharmakon, LLC (Note 2 Acquisition in our Form 10-K) which is included in our marketing services segment. None of the customer relationships intangible asset relates to AstraZeneca. The loss of the contract with AstraZeneca has no impact on the operating results of our marketing services segment and therefore does not represent an indicator of impairment of the customer relationships intangible asset.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company also understands that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with your review of our filing or in response to your comments on our filing.

Please contact me (phone: (201) 258-8451; facsimile: (201) 258-8541; email: jesmith@pdi-inc.com) if you have any further comments or require additional information.

Yours truly,
/s/ Jeffrey E. Smith
Executive Vice-President and
Chief Financial Officer